Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

August 15, 2006

Intelsat, Ltd.

Current Report on Form 8-K filed August 9, 2006

File No. 0-50262

Mr. Kyle Moffatt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Moffatt:

We note the receipt by Intelsat, Ltd. (the “Company”), a Bermuda corporation, of the comment letter (the “Comment Letter”) dated August 10, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K (the “Form 8-K”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter. To assist the Staff review, we have included the text of the Staff’s comments below in bold type.

We also hereby submit for filing by direct electronic transmission an amendment to the Form 8-K on Form 8-K/A (the “Form 8-K/A”).

Item 4.01

1.	We noted, per Deloitte & Touche’s letter filed under Exhibit 16.1, their conclusion that they have no basis on which to agree or disagree with your statements made in the second paragraph that none of the “reportable events” described in Item 304(a)(1)(v) of Regulation S-K have occurred during the fiscal years ended December 31, 2005 and 2004 and through August 3, 2006. Considering that DT audited the financial statements of Intelsat Holding Corporation and Intelsat Corporation for the years ended December 31, 2005 and 2004, it is unclear to us how they arrived at their conclusion. Please tell us why and/or otherwise ask your former auditors to revise their letter to explain why they have no basis to agree or disagree with you on whether there were any Item 304(a)(1)(v) events reportable during the periods in question.

The Company is hereby filing an amendment to the Form 8-K that contains as an exhibit a revised letter from Deloitte & Touche LLP. In the revised letter Deloitte & Touche LLP indicates that it agrees with the statement made in the second paragraph of Item 4.01 of Intelsat, Ltd.’s Form 8-K, which includes the statement that none of the “reportable events” described in Item 304(a)(1)(v) of Regulation S-K have occurred during the fiscal years ended December 31, 2005 and 2004 and through August 3, 2006.

2.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings that the Company makes with the Staff. The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any such action with respect to such filings. Furthermore, the Company acknowledges that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

*        *        *

Please direct any questions concerning this letter or the Form 8-K/A to the undersigned at (212) 530-5546 or Steven Sandretto at (212) 530-5476.

Sincerely,

/s/ Arnold B. Peinado, III

Arnold B. Peinado, III

cc:	Intelsat, Ltd.:

Phillip L. Spector

Sajid N. Ajmeri

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